Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016
	(In thousands of dollars, other than ratio amounts)
FIXED CHARGES
Interest expensed and capitalized	$82,114	$71,902	$69,254	$67,518	$53,891	$25,927

EARNINGS
Income (loss) before noncontrolling interest and taxes	$74,202	$(4,112)	$(16,572)	$104,192	$104,951	$18,600
Amortization of capitalized interest	3,434	3,177	3,281	3,282	2,740	1,373
Fixed charges	82,114	71,902	69,254	67,518	53,891	25,927
Subtract interest capitalized	—	(135)	(98)	(2)	—	—

Total earnings	$159,750	$70,832	$55,865	$174,990	$161,582	$45,900

RATIO OF EARNINGS TO FIXED CHARGES	1.95	0.99	0.81	2.59	3.00	1.77

Deficiency	$—	$(1,070)	$(13,389)	$—	$—	$—